                                Exhibit 1(5)(b)

                               Proposed Form of
                               Individual Policy
                         (3)(b) Multi-Manager (30045)

                                                                   POLICY NUMBER

[LOGO]                                                                 INSURED
PARAGON LIFE INSURANCE COMPANY

              FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE TO AGE 95

                               Non-Participating

Flexible Premiums are payable during the lifetime of the insured to age 95. The death benefit is payable at the death of the insured prior to age 95 and while the policy is in force. Cash surrender value, if any, is payable at the insured's age 95.

THE AMOUNT OF THE DEATH BENEFIT OR THE DURATION OF THE DEATH BENEFIT MAY INCREASE OR DECREASE UNDER THE CONDITIONS DESCRIBED ON PAGES 3.02 AND 3.03.

THE POLICY'S CASH VALUE IN EACH INVESTMENT DIVISION OF THE SEPARATE ACCOUNT IS BASED ON THE INVESTMENT EXPERIENCE OF THAT INVESTMENT DIVISION AND MAY INCREASE OR DECREASE DAILY. IT IS NOT GUARANTEED AS TO DOLLAR AMOUNT. SEE THE SEPARATE ACCOUNT PROVISION.

THE POLICY'S CASH VALUE IN THE GENERAL ACCOUNT WILL BE CREDITED WITH INTEREST AT A MINIMUM GUARANTEED RATE AS SHOWN ON THE POLICY SPECIFICATIONS PAGE. WE MAY CREDIT ADDITIONAL INTEREST IN EXCESS OF THE GUARANTEED RATE. SEE THE GENERAL ACCOUNT CASH VALUE PROVISION.


                                   RIGHT TO
                                EXAMINE POLICY

Please read this policy. You may return this policy to us or to the agent through whom it was purchased within 20 days from the date you receive it or within 45 days after the application is signed, whichever period ends later. If you return it within this period, the policy will be void from the beginning. We will refund any premium paid.

This policy is a legal contract between the policy owner and Paragon Life Insurance Company. PLEASE READ YOUR POLICY CAREFULLY. This cover sheet provides only a brief outline of some of the important features of your policy. This cover sheet is not the complete insurance contract and only the actual policy provisions will control. The policy itself sets forth, in detail, the rights and obligations of both you and your insurance company. IT IS THEREFORE IMPORTANT THAT YOU READ YOUR POLICY.


Signed for the company at its Home Office, St. Louis, Missouri 63105. (314-862-
2211)

     [ILLEGIBLE]^^                                       [ILLEGIBLE]^^

     V.P., GENERAL COUNSEL                                  PRESIDENT
        AND SECRETARY

                        ALPHABETIC GUIDE TO YOUR POLICY

Page                                                                  Page
6.04  Addition, Deletion or Substitution of                           3.01  Maturity Date
       Investments                                                    6.02  Misstatement of Age and Corrections
3.04  Allocation of Net Premiums                                      4.04  Monthly Cost of Insurance
6.01  Assignments                                                     4.04  Monthly Cost of Insurance Rates
4.06  Basis of Computation                                            4.04  Monthly Deduction
6.01  Beneficiary                                                     4.03  Net Investment Factor
4.05  Cash Surrender Value                                            3.04  Net Premium
4.02  Cash Values                                                     6.01  Owner
3.03  Change in Contract Type                                         4.05  Partial Withdrawals
3.03  Change in Face Amount                                           7.01  Payment of Policy Benefits
6.01  Change of Owner or Beneficiary                                  3.04  Payment of Premiums
6.02  Claims of Creditors                                             3.02  Policy Changes
6.01  Conformity with Statute                                         3.02  Policy Proceeds
4.06  Continuation of Insurance                                       4.05  Postponement of Payments or Transfers
6.02  Conversion Rights                                               3.05  Reinstatement
3.02  Death Benefit                                                   6.02  Right to Examine Increase in Face Amount
3.01  Definitions                                                     4.02  Separate Account Cash Value
4.02  General Account Cash Value                                      6.03  Separate Account Provisions
4.02  General Account Interest Rate                                   6.02  Statements in Applications
3.04  Grace Period                                                    6.03  Suicide Exclusion
6.02  Incontestability                                                4.05  Surrender
7.01  Interest on Proceeds                                            6.04  Transfers
3.01  Issue Date
4.03  Loan Account Cash Value
4.01  Issue Date

Additional Benefit Riders, Modifications and Amendments, if any, and a Copy of the Application are found following the final section.

                                     0.02

POLICY SPECIFICATIONS

INSURED AGE                           [35]         INSURED                           [JOHN DOE]
SEX                                 [MALE]         FACE AMOUNT                       [$500,000]
CONTRACT TYPE                 [INCREASING]         ISSUE DATE                 [JANUARY 1, 2001]
MINIMUM FACE AMOUNT             [$100,000]         POLICY NUMBER                    [6,000,000]
NET PREMIUM PERCENTAGE            [97.00%]         PLANNED ANNUAL PREMIUM             [$871.20]
LOAN ACCOUNT GUARANTEED                            MONTHLY EXPENSE CHARGE               [$3.50]
  INTEREST RATE                       5.0%         FIRST YEAR MONTHLY
RISK CLASSIFICATION             [STANDARD]             EXPENSE CHARGE                   [$2.50]
MATURITY DATE*           [JANUARY 1, 2061]         SEPARATE ACCOUNT        [SEPARATE ACCOUNT B]
                                                   GENERAL ACCOUNT CASH
                                                       VALUE GUARANTEED
                                                       INTEREST RATE                      [4.0%]
                                                   GENERAL ACCOUNT MAXIMUM
                                                       ALLOCATION PERCENT               [100.0%]
                                                   GENERAL ACCOUNT MAXIMUM
                                                       WITHDRAWAL PERCENT
                                                            LIMIT                        [25.0%]

FORM                BENEFITS-AS SPECIFIED IN POLICY
NUMBER                      AND IN ANY RIDER
30045
30195
30196               Policy Plan: FLEXIBLE PREMIUM VARIABLE
30327                             LIFE INSURANCE TO AGE 95
30424
30627
30717



* It is possible that coverage will expire prior to the Maturity Date shown where either no premiums are paid following payment of the initial premium or subsequent premiums are insufficient to continue coverage to such a date. If current values change, the planned periodic premium could be insufficient to continue coverage to the maturity date.

                                     1.01

              TABLE OF GUARANTEED MONTHLY COST OF INSURANCE RATES

                             RATES ARE PER $1,000


INSURED:       [JOHN DOE]          POLICY NUMBER:  [6,000,000]

                                   POLICY DATE:        [JANUARY 1,2001]

ATTAINED                ATTAINED                    ATTAINED
AGE         RATE        AGE           RATE          AGE          RATE
---         ----        ---           ----          ---          ----
18          .155        44             .416         70            3.478
19          .161        45             .449         71            3.813
20          .163        46             .483         72            4.208
21          .165        47             .520         73            4.661
22          .163        48             .559         74            5.163
23          .163        49             .603         75            5.708
24          .161        50             .651         76            6.284
25          .159        51             .705         77            6.884
26          .158        52             .767         78            7.517
27          .158        53             .836         79            8.203
28          .159        54             .911         80            8.968
29          .163        55             .988         81            9.837
30          .167        56            1.071         82           10.829
31          .172        57            1.155         83           11.941
32          .178        58            1.244         84           13.150
33          .187        59            1.342         85           14.440
34          .196        60            1.450         86           15.795
35          .207        61            1.576         87           17.213
36          .221        62            1.723         88           18.699
37          .238        63            1.891         89           20.262
38          .257        64            2.078         90           21.925
39          .278        65            2.276         91           23.733
40          .303        66            2.486         92           25.762
41          .329        67            2.704         93           28.155
42          .357        68            2.933         94           31.307
43          .386        69            3.188

THESE RATES ARE FOR THE BASE COVERAGE AT ISSUE. They are based on 125 percent of the 1980 Commissioners Standard Ordinary Mortality Table C Age Last Birthday.

Any values guaranteed in this policy are based on these rates.

                                     1.01

                         1. DEFINITIONS IN THIS POLICY


We, Us and Our           The Paragon Life insurance Company.

You and Your             The owner of this policy. The owner may be someone
                         other than the insured.

                         In the application the words "You" and "Your" refer to the proposed insured person(s).

Insured The person whose life is insured under this policy. See the policy specifications page.

Issue Age                The insured's age at his or her last birthday as of the
                         issue date.

Attained Age             The issue age plus the number of completed policy
                         years.

Issue Date               The effective date of the coverage under this policy.
                         It is also the date from which policy anniversaries, policy years, and policy months are measured.

Investment               The date the first premium is applied to the General
Start Date               Account and/or the Divisions of the Separate Account.
                         This date will be the later of:

                         -  The issue date of the policy; or

                         - The date we receive the first premium at our home office.

Maturity Date            The policy anniversary on which the insured attains age
                         95. If the insured is living and the policy is in force on this date, the cash surrender value is payable to you. It is possible that insurance coverage may not continue to the maturity date even if planned premiums are paid in a timely manner.

Monthly                  The same date in each succeeding month as the issue
Anniversary              date except that whenever the monthly anniversary falls
                         on a date other than a valuation date, the monthly anniversary will be deemed the next valuation date. If any monthly anniversary would be the 29th, 30th, or 31st day of a month that does not have that number of days, then the monthly anniversary will be the last day of that month.

Business Day             Any day that we are open for business.

General Account          The assets held by us, excluding any loans, other than
                         those allocated to the Division of the Separate
                         Account.

Separate Account         A separate investment account created by us to receive
                         and invest net premiums received for this policy. The particular Separate Account for this policy is indicated on the policy specifications page.

Loan Account             The account to which we will transfer from the General
                         Account and the Divisions of the Separate Account the amount of any policy loan.

Loan SubAccount          A Loan SubAccount exists for the General Account and
                         each Division of the Separate Account. Any cash value transferred to the Loan Account will be allocated to the appropriate Loan SubAccount to reflect the origin of the cash value. At any point in time, the Loan
                         Account will equal the sum of all the Loan SubAccounts.

                                     3.01

                         2.  POLICY BENEFITS

Policy Proceeds          The policy proceeds are:

                         1. The death benefit under the contract type then in effect; plus

                         2. The monthly cost of insurance for the portion of the policy month from the date of death to the end of the month of death; less

                         3.  Any loan and loan interest due.

Death Benefit            The death benefit depends upon the contract type in
                         effect on the date of the insured's death. The contract type in effect is shown on the policy specifications page.

                         Level Contract Type: (Death benefit is level except when it equals a percentage of cash value.)

                         The death benefit is the greater of:

                         1.  The face amount; or

                         2. The applicable percentage of the cash value on the date of death as described in Section 7702(d) of the internal Revenue Code of 1986 or any applicable successor provision thereto.

                         Increasing Contract Type:

                         The death benefit is the greater of:

                         1. The face amount plus the cash value on the date of death; or

                         2. The applicable percentage of the cash value on the date of death as described in Section 7702(d) of the Internal Revenue Code of 1986 or any applicable successor provision thereto.

                         Not withstanding anything in this policy, the death benefit will in no case be less than the amount necessary to cause the policy to meet the guideline premium test set forth in Section 7702(c) of the 1986 Internal Revenue Code or any applicable successor.

Applicable               The percentages as currently described in Section
Percentage               7702(d) of the Internal Revenue Code of 1986 are as
                         follows:

                         In the case of an insured with an                           The applicable percentage
                         attained age as of the beginning                            will decrease by a ratable
                         of the policy year of:                                      portion for each full year:


                          More than:                 But not more than:              From:                            To:
                           0      .........................       40                 250  ........................    250
                          40      .........................       45                 250  ........................    215
                          45      .........................       50                 215  ........................    185
                          50      .........................       55                 185  ........................    150
                          55      .........................       60                 150  ........................    130
                          60      .........................       65                 130  ........................    120
                          65      .........................       70                 120  ........................    115
                          70      .........................       75                 115  ........................    105
                          75      .........................       90                 105  ........................    105
                          90      .........................       95                 105  ........................    100
                          95      .........................      100                 100  ........................    100
                         100      .........................      100                 100  ........................    100
                                                                  or higher

                                     3.02

Policy Changes           You may request policy changes at any time unless we
                         specifically indicate otherwise. We reserve the right to limit the number of changes to one per policy year and to restrict the changes in the first policy year.
                         The types of changes allowed are explained below.

                         No change will be permitted that would result in this policy not satisfying the definition of Life Insurance under the Internal Revenue Code of 1986 or any applicable successor provision thereto.

Change  in               The face amount may be changed by sending us a written
Face Amount              request.

                         Any decrease in face amount will be subject to the following conditions:

                         1. The decrease will become effective on the monthly anniversary on or following our receipt of the request.

                         2. The decrease will reduce the face amount in the following order:

                             a. The face amount provided by the most recent increase;

                             b. Face amounts provided by the next most recent increases, successively; and

                             c.  The face amount when the policy was issued.

                         3. The face amount remaining in force after any requested decrease may not be less than the minimum face amount shown on the policy specifications page.

                         4.  Any decrease must be at least $5,000.

                         Any increase in face amount will be subject to the following conditions:

                         1. Proof that the insured is insurable by our standards on the date of the requested increase must be submitted.

                         2. The increase will become effective on the monthly anniversary on or following our receipt of such proof.

                         3.  Any increase must be at least $5,000.

                         4. The insured must have an attained age not greater than age 80 on the anniversary date that the increase will become effective.

                         We will amend your policy to show the effective date of the decrease or increase.

Change in                The contract type in effect may be changed by sending
Contract Type            us a written request. The effective date of change will
                         be the monthly anniversary on or following the date we receive the request. On the effective date of this change the death benefit payable does not change.

                         If the contract type in effect is increasing, it may be changed to level. The face amount will be increased to equal the death benefit on the effective date of change.

                         If the contract type in effect is level, it may be changed to increasing. Proof that the insured is insurable by our standards on the date of the change must be submitted. The face amount will be decreased to equal the death benefit less the cash value on the effective date of change. This change may not be made if it would result in a face amount which is less than the minimum face amount shown on the policy specifications page.

                                     3.03

                         3.  PREMIUMS AND GRACE PERIOD

Payment of               Your first premium is due as of the issue date. While
Premiums                 the insured is living, premiums after the first must be
                         paid at our home office. If this policy is in your possession and you have not paid the first premium, it is not in force. It will be considered that you have the policy for inspection only.

                         Premiums after the first may be paid in any amount and at any interval subject to the following conditions:

                         1.  No premium payment may be less than $20.00.

                         2. Total premiums paid in any policy year may not exceed the maximum premium limit for that policy year. The maximum premium limit for a policy year is the largest amount of premium which can be paid in that policy year such that the sum of the premiums paid under the policy will not at any time exceed the guideline premium limitation referred to in Section 7702(c) of the Internal Revenue Code of 1986, or as set forth in any applicable successor provision thereto. The maximum premium limit for the following policy year will be shown on your annual report.

                             On any date that we receive a premium which causes the death benefit to increase by an amount that exceeds that premium received, we reserve the right to refuse the premium payment. We may require additional evidence of insurability before we accept the premium payment.

Net Premium              The premium paid times the net premium percentage from
                         the policy specifications page is the net premium.

Allocation  of           You determine the allocation of net premiums among the
Net  Premiums            General Account and the Divisions of the Separate
                         Account. For any chosen allocation the minimum percentage that may be allocated is 10% of the net premium. Percentages must be in whole numbers. The
                         General Account Cash Value immediately after payment of the premium cannot exceed. 1., below, multiplied by 2., below:

                         1. The General Account Cash Value plus the Separate Account Cash Value.

                         2. The General Account Maximum Allocation Percent as shown on the Policy Specifications page.

                         The initial allocation is shown on the application, a copy of which is attached. We may modify the General Account Maximum Allocation Percent at any time.

Your Right               You may change the allocation of future net premiums
to Change                among the General Account and/or Divisions of the
Allocation               Separate Account subject to the conditions outlined in
                         the Allocation of the Net Premiums provision. The change in allocation percentages will take effect immediately upon our receipt of your written request.

Grace Period             We will allow a grace period of 62 days. The grace
                         period will start on any monthly anniversary when the cash surrender value is not large enough to cover the next monthly deduction. (Monthly deduction is defined in the Cash Values Section.) At that time, we will send you and any assignee of record a notice. The notice will indicate the minimum premium needed to keep the policy in force and the date such payment is due.

                         If you do not pay a premium large enough to cover the monthly deduction by the end of the grace period, your policy will lapse at the end of that 62 day period. It will then terminate without cash value. If the insured dies during the grace period, any past due monthly deductions will be deducted from the death benefit.

                                     3.04

Reinstatement            You may reinstate your lapsed policy within 5 years
                         after the date of lapse. This must be done before the insured's age 95. You must submit the following items:

                         1.  A written request for reinstatement.

                         2. Proof satisfactory to us that the insured is insurable by our standards.

                         3.  A premium large enough to cover:

                             a. The monthly deductions due at the time of lapse; and

                             b. Two times the monthly deduction due at the time of reinstatement.

                         4. A payment to cover any Loan Interest due and unpaid at the time of lapse.

                         The insured must be alive on the date we approve the request for reinstatement. If the insured is not alive, such approval is void and of no effect.

                         The reinstated policy will be in force from the date we approve the reinstatement application. There will be a full monthly deduction for the policy month which includes that date. The only accumulation value of this policy upon reinstatement will be the amount provided by the premium then paid. The application for reinstatement will be contestable for two years during the lifetime of the insured from the date of its approval.

                         Any loan and loan interest due on the date of lapse may be paid or reinstated. Any loan and loan interest reinstated will cause a cash value of an equal amount to also be reinstated.

                         Any loan paid at the time of reinstatement will cause an increase in cash value equal to the amount of the repaid loan.

                                     3.05

                    4.  LOANS

                    After the first certificate anniversary, you may borrow an amount not in excess of the loan value of your certificate while it is in force. The minimum amount of your net loan request at any one time must be at least $100. Your certificate will be the sole security for such loan. We have the right to require your certificate for endorsement.

                    The loan value is 85% of the cash value of your certificate at the date of the loan request, reduced by any existing loans and loan interest due.

                    You may allocate the certificate loan and any loan interest due on this loan among the General Account and the Divisions of the Separate Account. If you do not specify the allocation, then the certificate loan will be allocated among the General Account and the Divisions of the Separate Account in the same proportion that the cash value in each Division bears to the total cash value of the certificate, minus the cash value in the Loan Account, on the date of the certificate loan.

                    Cash value equal to the certificate loan and the loan interest due on this loan allocated to the General Account and each Division of the Separate Account will be transferred to the Loan Account, reducing the cash value allocated to the Divisions of the Separate Account accordingly.

                    Cash value held in the Loan Account for loan collateral will earn interest daily at an annual rate not less than the Loan Account guaranteed interest rate shown on the certificate specifications page.

Loan Interest
Due Date Interest payable on a loan accrues daily. Loan interest is due and payable in arrears on each certificate anniversary or on a pro rata basis for any shorter period as the loan may exist. The total loan rate will not exceed 8.0% per year.

                    If you do not pay the interest when it is due on a certificate anniversary, an amount of cash value equal to the loan interest will also be transferred to the Loan Account if your certificate has sufficient loan value.

                    We will charge the same rate of interest on this amount as on the certificate loan. The amount transferred will be deducted form the General Account and the Divisions of the Separate Account in the same proportion that the cash value in each Division bears to the total cash value of the certificate, minus the cash value in the Loan Account.


Loan Repayments     All funds received will be credited to your certificate as a premium unless clearly marked for loan repayment.

                    You may repay your loan in whole or in part at any time before the death of the insured while the certificate is in force. When a loan repayment is made, cash value securing the debt in the Loan Account equal to the loan repayment will be repaid to the Divisions of the Separate Account in the same proportion that the cash value in the Loan Account bears to the cash value in each Loan SubAccount as of the date the original loan was made, unless you indicate a specific allocation to the Divisions of the Separate Account. Unpaid loans and loan interest will be deducted from any settlement of your certificate.

                    If you fail to make repayment when the total loan and loan interest due would exceed the cash value, your certificate will terminate. We will allow you a grace period for such payment of loans and loan interest due. In such event the certificate becomes void at the end of the grace period, we will mail a notice to your last known address, the last known address of the insured, and that of any assignee of record. This grace period will expire 62 days from the monthly anniversary immediately before the date the total loan and loan interest due exceeds the cash value and any unpaid monthly expense charges; or 31 days after such notice has been mailed, if later.

                                     4.01

                    5.  CASH  VALUES

Cash Value          The cash value of your certificate is equal to the total of:

                    -  The cash value in the General Account; plus

                    -  The cash value in the Divisions of the Separate Account;
                        plus

                    -  The cash value in the Loan Account.

                    You may borrow against the loan value of your certificate. The interest rate used to calculate the interest earned on the cash values in the Loan Account securing any certificate loan will be at an effective annual rate not less than the Loan Account guaranteed interest rate shown on the certificate specifications page.

General Account     The cash value in the General Account as of the Investment
Cash Value          Start Date is equal to:

                    - The portion of the initial net premium received and allocated to the General Account; minus

                    - The portion of the monthly deductions due from the Issue Date through the Investment Start Date charged to the General Account.

                    The cash value in the General Account on any day after the Investment Start Date is equal to:

                    - The cash value on the preceding Valuation Date, with interest on such value at the current rate; plus

                    - Any portion of net premium received and allocated to the General Account on that day; plus

                    - Any amounts transferred to the General Account on that day; plus

                    - Any loan repayments allocated to the General Account on that day; plus

                    - That portion of any interest credited on outstanding loans which is allocated to the General Account on that day; minus

                    - Any amount transferred plus any transfer charge from the General Account to the Divisions of the Separate Account on that day; minus

                    - Any partial withdrawal plus any withdrawal transaction charge made from the General Account on that day; minus

                    - Any amount transferred from the General Account to the Loan Account on that day; minus

                    - If that day is a Monthly Anniversary, any withdrawal due to a pro rata surrender plus any withdrawal transaction charge made from the General Account on that day; minus

                    - If that day is a Monthly Anniversary, the portion of the monthly deduction charged to the General Account to cover the Certificate month which starts on that day.

General Account     The interest credited to the General Account cash value for
Interest Rate       a specific day will be at an effective annual rate not less than the General Account cash value guaranteed interest rate shown on the Certificate Specifications page.

Separate Account    The cash value in each Division of the Separate Account on
 Cash Value         the Investment Start Date is equal to:

                    - The portion of the initial net premium received and allocated to the Division; minus

                    - The portion of the monthly deductions due from the certificate date through the Investment Start Date charged to the Division.

                                     4.02

                    The cash value in each Division of the Separate Account on a subsequent valuation date is equal to:

                    - The cash value in the Division on the preceding valuation date multiplied by that Division's net investment factor for the current valuation period; plus

                    - Any portion of net premium received and allocated to the Division during the current valuation period; plus

                    - Any net amounts transferred to the Division from the General Account or another Division during the current valuation period; plus

                    - Any loan repayments allocated to the Division during the current valuation period; plus

                    - That portion of any interest credited on outstanding loans which is allocated to the Division during the current valuation period; minus

                    - Any partial withdrawal plus any withdrawal transaction charge from the Division during the current valuation period; minus

                    - Any amount transferred from the Division to the Loan Account during that valuation period; minus

                    - If a monthly anniversary occurs during the current valuation period, the portion of the monthly deduction charged to the Division during the current valuation period to cover the certificate month which starts during that valuation period.

Net Investment      The Net Investment Factor measures the investment
Factor              performance of a Division during a valuation period. The Net
                    Investment Factor for each Division for a valuation period is calculated as follows:

                    - The value of the assets at the end of the preceding valuation period; plus

                    - The investment income and capital gains---realized or unrealized---credited to the assets in the valuation period for which the net investment factor is being determined; minus

                    - The capital losses---realized or unrealized--- charged against those assets during the valuation period; minus

                    - Any amount charged against each Division for taxes including any tax or other economic burden resulting from the application of tax laws that we determine to be properly attributable to the Divisions of the Separate Account, or any amount we set aside during the valuation period as a reserve for taxes attributable to the operation or maintenance of each Division; minus

                    - A charge not to exceed .0024547% for each day in the valuation period. This corresponds to 0.90% per year for mortality and expense risks; divided by

                    - The value of the assets at the end of the preceding valuation period.

Loan Account Cash   The cash value of the Loan Account as of the Investment
Value               Start Date is zero.

                    The cash value of the Loan Account on any day after the Investment Start Date is equal to:

                    - The cash value of the Loan Account on the preceding business day, with interest; plus

                                     4.03

                    - Any amount transferred to the Loan Account from the General Account on that day; plus

                    - Any net amount transferred to the Loan Account from the Divisions of the Separate Account on that day; minus

                    -  Any loan repayments on that day.

Monthly Cost of     The monthly cost of insurance for the following month is
Insurance           deducted on the monthly anniversary date. The monthly cost of insurance is 1, below, multiplied by the difference between 2 and 3 below:

                    1.  The monthly cost of insurance rate divided by 1,000.

                    2. The death benefit at the beginning of the certificate month divided by 1.00327374.

                    3. The cash value at the beginning of the certificate month, before the deduction of the monthly cost of insurance.

                    If the contract type is level and if there has been an increase in the face amount, then the cash value will first be considered a part of the face amount when the certificate was issued. If the cash value is greater than the initial face amount, the excess cash value will then be considered a part of each increase in order, starting with the first increase.

Monthly Cost        At the beginning of each certificate year, the monthly
of Insurance        cost of insurance rate is determined using the insured's
Rates               attained age. The monthly cost of insurance rate is based on the attained age and rate class. For the initial face amount, we will use the rate class on the certificate date.
                    For each increase, we will use the rate class applicable to the increase. If the death benefit equals a percentage of the cash value, any increase in cash value will cause an automatic increase in the death benefit. The rate class for such increase will be the same as that used for the most recent increase that required proof that the insured was insurable by our standards.

                    The monthly cost of insurance rates will never exceed the rates shown on the Table of Guaranteed Monthly Cost of Insurance Rates page. Any change in the cost of insurance rates will apply to all persons of the same age, and classification whose certificates have been in force for the same length of time.

First Year          The amount of additional monthly expense to be charged
Monthly Expense     during the first certificate year is shown on the
Charge              certificate specifications page.

Monthly Expense     The amount of the monthly expense charge is shown on
Charge              the certificate specifications page.

Monthly Deduction   The monthly deduction is:

                    1.  The monthly cost of insurance; plus

                    2. The monthly cost of insurance for any rider included with this certificate; plus

                    3.  The monthly expense charge; plus

                    4. For the first certificate year, the first year monthly expense charge.

                    The monthly deduction for a certificate month will be allocated among the General Account and the Divisions of the Separate Account in the same proportion that the cash value in the General Account and each Division bears to the total cash value of the certificate, minus the cash value in the Loan Account on the monthly anniversary.

                                     4.04

Cash Surrender      The cash surrender value of this certificate is:
Value
                    1.  The cash value at the time 6f surrender; minus

                    2.  Any loan and loan interest due.


Surrender           You may surrender your certificate for its cash surrender
                    value at any time during the lifetime of the insured by sending us a written request. The cash surrender value will be determined as of the date we receive your written request at our home office. The cash surrender value will not be reduced by any monthly deduction due on that date for a subsequent certificate month.

Partial             After the first Policy year, upon written request to us, you
Withdrawal          can make a partial withdrawl of cash subject tothe
                    conditions listed below and the specific General Account and Separate Account Partial Withdrawal limits.

                    - You may make up to one partial withdrawal each Policy month.

                    - The minimum amount of your net partial withdrawal request from the General Account or any one Division must be at least $50.00 of a Division or your entire balance in that Division, if smaller.

                    - The total amount of your net partial withdrawal request at any one time must be at least $500

                    - The amount of withdrawal obtained by partial withdrawal may not exceed the Load Value.

                    If the Contract Type is option A and the death benefit equals the face amount, then a partial withdrawal will decrease the face amount by an amount equal tothe partial withdrawal. If the death benefit equals a percentage of the cash value then a partial withdrawal will decrease the face amount by any amount by which the partial withdrawal exceeds the difference between the death benefit and the face amount.

                    Each partial withdrawals is subjects to an administrative charge equal to the lesser of $25.00 or 2% of the amount of the partial withdrawal.

General Account     The maximum amount of all partial withdrawals and
Partial             transfers from the General Account in a certificate
Withdrawals         year will be the cash surrender value of the General
                    Account at the beginning of that certificate year multiplied by the withdrawal percentage limit, as shown on the Specifications page.

Separate Account    The maximum amount of your partial withdrawal from any
Partial             one of the Divisions of the Separate Account in a
Withdrawals         certificate year will be the cash surrender value


Allocation of       You may allocate the partial withdrawal, subject to the
Partial             above conditions, among the General Account and the
Withdrawals         Divisions of the Separate Account. If you do not specify the allocation, then the partial withdrawal will be allocated among the General Account and the Divisions of the Separate
                    Account in the same proportion that the cash value in the General Account and each Division bears to the total cash value of the certificate, minus the cash value in the Loan
                    Account on the date of the partial withdrawal. If the General Account conditions will not allow this proportionate allocation, we will request that you specify an acceptable allocation.

Postponement        We will usually pay any amounts payable on surrender,
of Payments         partial withdrawal or certificate loan allocated to the
or Transfers        Divisions of the Separate Account within seven days after
                    written notice is received. We will usually pay any death benefit proceeds within seven days after we receive due proof of claim. Payment of any amount payable on surrender, partial withdrawal, certificate loan or death may be postponed whenever:

                    1. The New York Stock Exchange or our home office are closed (other than customary weekend and holiday closing) or trading on the New York Stock Exchange is restricted as determined by the Securities and Exchange Commission;

                    2. The Securities and Exchange Commission, by order, permits postponement for the protection of certificate owners; or

                                     4.05

                    3. An emergency exists as determined by the Securities and Exchange Commission, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to determine the value of the net assets of the Separate Account.

                    We may defer payment of the portion of any amount payable from the General Account on surrender or partial withdrawal for not more than six months. If we defer payment for 30 days or more, we will pay interest at the rate of 2 1/2% per year for the period of deferment.

                    Transfers may also be postponed under the circumstances listed above.

                    We may defer payment of the portion of any Certificate loan from the General Account for not more than six months. No payment from the General Account to pay premiums on this Certificate will be deferred.

Continuation of     If all premium payments cease, the insurance provided under
Insurance           this certificate, including benefits provided by any rider attached to this certificate will continue in accordance with the provisions of this certificate for as long as the cash surrender value is sufficient to cover the monthly deductions. Any remaining cash surrender value will be payable on the maturity date.

Basis of            All values are at least equal to those required by any
Computation         applicable law of the state that governs your certificate.
                    We have filed a detailed statement of the method of calculating cash values and reserves with the insurance supervisory official of that state.

                                     4.06

                          6.  PERSONS WITH AN INTEREST IN THE POLICY

Owner Unless someone else is shown as owner in the application or in any supplemental agreement attached to this policy, the insured will be the owner of this policy. If there is more than one owner at a given time, all must exercise the right of ownership. Ownership may be changed in accordance with the Change of Owner or Beneficiary provision.

                          You, as owner, are entitled to exercise all ownership rights provided by this policy while it is in force. Any person whose rights of ownership depend upon some future event will not possess any present rights of ownership. If you should die, and you are not the insured, your interest will go to your estate unless otherwise provided.

Beneficiary               The original beneficiary is shown in the application.
                          You may change the beneficiary in accordance with the Change of Owner or Beneficiary provision. Unless otherwise stated, the beneficiary has no rights in this policy before the death of the insured. If there is more than one beneficiary at the death of the insured, each will receive equal payments unless otherwise provided. If no beneficiary is living at the death of the insured the proceeds will be payable to you, if you are living, or to your estate.

Change of                 During the insured's lifetime you may change the
Owner or                  ownership and beneficiary designations, subject to
Beneficiary               any restrictions as stated in the Owner or
                          Beneficiary provisions. You must make the change in written form satisfactory to us. If acceptable to us it will take effect as of the time you signed the request, whether or not the insured is living when we receive your request at our home office. The change will be subject to any assignment of this policy or other legal restrictions. It will also be subject to any payment we made or action we took before we received your written notice of the change. We have the right to require the policy for endorsement before we accept the change.

                          If you are also the beneficiary of the policy at the time of the insured's death, you may designate some other person to receive the proceeds of the policy within 60 days after the insured's death.

Assignments               We will not be bound by an assignment of the policy or
                          of any interest in it unless:

                          1.  The assignment is made as a written instrument,

                          2. You file the original instrument or a certified copy with us at our home office, and

                          3.  We send you an acknowledged copy.

                          We are not responsible for determining the validity of any assignment. If a claim is based on an assignment, we may require proof of interest of the claimant. A valid assignment will take precedence over any claim of a beneficiary.

                          7.  THE CONTRACT

The Contract              We have issued this policy in consideration of the
                          application and payment of premiums. The policy, the application for it, any riders, and any application for an increase in face amount constitute the entire contract and are attached to and made a part of the policy when the insurance applied for is accepted. A copy of any application for reinstatement will be sent to you for attachment to this policy and will become part of the contract of reinstatement and of this policy. The policy may be changed by mutual agreement.
                          Any change must be in writing and approved by our President, Vice President, or Secretary. Our agents have no authority to alter or modify any terms, conditions, or agreements of this policy, or to waive any of its provisions.

Conformity with           If any provision in this policy is in conflict with
Statutes                  the laws of the state which govern this policy, the
                          provision will be deemed to be amended to conform with such laws. In addition, we reserve the right to change this policy if we determine that a change is necessary to cause this policy to comply with, or give you the benefit of, any federal or state statute, rule or regulation, including, but not limited to, requirements for life insurance contracts under the Internal Revenue Code, or its regulations or published rulings.

                                     6.01

Statements in             All statements made by the insured or on his or her
Application               behalf, or by the applicant, will be deemed
                          representations and not warranties, except in the case of fraud. Material misstatements will not be used to void the policy, any rider or any increase in face amount or deny a claim unless made in the application for a policy, rider or an increase in face amount.

Claims of                 To the extent permitted by law, neither the policy
Creditors                 nor any payment under it will be subject to the
                          claim of creditors or to any legal process.

Right to                  You have the right to request us to cancel an
Examine Increase          increase in face amount and receive a refund. The
in Face Amount            request must be made no later than:

                          - 20 days from the date you received the new policy specifications page for the increase; or

                          - 45 days after the date you signed the application for the increase.

                          The refund will equal the monthly deductions associated with that increase. If you do request us to cancel the increase but do not request a refund, the monthly deductions associated with that increase will be restored to the policy's cash value. This amount will be allocated to the Divisions of the Separate Account in the same manner as it was deducted.

Conversion                While your policy is in force, you have a one time
Rights                    right during the first two policy years to transfer
                          all of your cash value from the Divisions of the Separate Account to the General Account.

                          If, at any time during the first two policy years, you request in writing the transfer of the cash value held in the Divisions of the Separate Account to the General Account and you indicate that you are making this transfer in exercise of your conversion rights, the transfer will not be subject to a transfer charge or transfer limits, if any. At the time of such transfer, there will not be any effect on the death benefit, face amount, net amount at risk, rate class or Issue Age.

                          If you exercise your one time conversion right, we will automatically allocate all future net premiums to the General Account.

Misstatement              If there is a misstatement of age in the application,
of Age and                the amount of the death benefit will be that which
Corrections               would be purchased by the most recent mortality
                          charge at the correct age.

                          If we make any payment or policy changes in good faith, relying on our records, or evidence supplied to us, our duty will be fully discharged. We reserve the right to correct any errors in the policy.

Incontestability          We cannot contest this policy after it has been in
                          force during the lifetime of the insured for two years from its issue date. We cannot contest an increase in face amount with regard to material misstatements made concerning such increase after it has been in force during the lifetime of the insured for two years from its effective date. We cannot contest any reinstatement of this policy after it has been in force during the lifetime of the insured for a period of two years from the date we approve the reinstatement. This provision will not apply to any rider which contains its own incontestability clause.

                                     6.02

Suicide Exclusion         If the insured dies by suicide, while sane or insane,
                          within two years from the issue date (or within the maximum period permitted by law of the state in which this policy was delivered, if less than two years), the amount payable will be limited to the amount of premiums paid, less any outstanding policy loans with interest to the date of death, and less any partial withdrawals.

                          If the insured, while sane or insane, commits suicide within two years after the effective date of any increase in face amount, the death benefit for that increase will be limited to the monthly deductions for the increase.

Annual Report             Each year a report will be sent to you which shows the
                          current policy values, premiums paid and deductions made since the last report, and any outstanding policy loans.

Projection of             You may make a written request to us for a projection
Benefits and              of illustrative future cash values and death
Values                    benefits. This projection will be furnished to you for
                          a nominal fee.


                          8.  SEPARATE ACCOUNT PROVISIONS

Separate Account          The variable benefits under this policy are provided
                          through investments in the Separate Account. This account is used for flexible premium variable life insurance policies and, if permitted by law, may be used for other policies or contracts as well.

                          We hold the assets of the Separate Account. These assets are held separately from the Company's general assets. Income, gains and losses --- whether or not realized ---from assets allocated to the Separate Account will be credited to or charged against the account without regard to our other income, gains or losses.

                          Assets held by the Separate Account will not be charged with liabilities that arise from any other business we may conduct. We have the right to transfer to the Company's general assets any assets of the Separate Account which are in excess of the reserves and other policy liabilities of the Separate Account.

                          The Separate Account is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940. The Separate Account is also subject to the laws of the State of Missouri, which regulate the operations of insurance companies incorporated in Missouri. The investment policy of the Separate Account will not be changed without the approval of the Insurance Commissioner of the State of Missouri. The approval process is on file with the Insurance Commissioner of the state in which this policy was delivered.

Divisions                 The Separate Account has several Divisions. Each
                          Separate Account Division will buy shares in a different investment portfolio.

                          Income, gains and losses --- whether or not realized --- from the assets of each Division of the Separate Account are credited to or charged against that Division without regard to income, gains or losses in other Divisions of the Separate Account.

                          We will value the assets of each Division of the Separate Account at the end of each valuation period. A valuation period is the period between two successive valuation dates, commencing at the close of trading (currently 4:00 p.m. New York time) each valuation date and ending at the close of trading (currently 4:00 p.m. New York time) on the next succeeding valuation date. A valuation date is each day that the New York Stock Exchange and our home office are open for business or any other day that may be required by any applicable Securities and Exchange Commission Rules and Regulations.

                                     6.03

Transfers                 You may transfer amounts as follows:

                          - Between the General Account and the Divisions of the Separate Account; or

                          -  Among the Divisions of the Separate Account.

                          These transfers will be subject to the following conditions:

                          - We must receive a request for transfer in a form acceptable to us.

                          - Transfers from or among the Divisions of the Separate Account must be at least $250.00 or the entire amount you have in a Division, if smaller.

                          - Transfers and/or partial withdrawals from the General Account to the Divisions of the Separate Account must be at least $250.00. The maximum amount of all transfers and partial withdrawals from the General Account in any policy year will be the cash surrender value of the General Account at the beginning of that Policy year multiplied by the General Account Maximum Withdrawal Percent Limit, as shown on the Policy Specifications page.

                          - Transfers from the General Account to certain Divisions may be restricted.

                          The General Account Cash Value immediately after any transfer in to the General Account cannot exceed 1., below, multiplied by 2., below:

                          1. The General Account Cash Value plus the Separate Account Cash Value.

                          2. The General Account Maximum Allocation percent as shown on the Policy Specifications page.

                          We may revoke or modify the transfer privilege at any time, including the minimum amount transferable, the General Account Maximum Allocation Percent, the General Account Maximum Withdrawal Percent limit, and the transfer charge, if any.

Addition, Deletion        We reserve the right, subject to compliance with
or Substitution           applicable law, to make additions to, deletions from,
of Investments            or substitutions for the shares of a fund that are
                          held by the Separate Account or that the Separate
                          Account may purchase. We reserve the right to eliminate the shares of any of the Funds and to substitute shares of another fund or of another registered open-end, investment company, if the shares or funds are no longer available for investment or if in our judgement, further investment in any fund should become inappropriate in view of the purpose of the policy. We will not substitute any shares attributable to the owner's interest in a Division of the Separate Account without notice to the owner and compliance with the Investment Company Act of 1940.
                          This will not prevent the Separate Account from purchasing other securities for other series or classes of policies, or from permitting conversion between series or classes of policies or contracts on the basis of requests made by owners.

                          We reserve the right to establish additional Divisions of the Separate Account, each of which would invest in a new fund or in shares of another open-end investment company and to make such Divisions available to such class or series of policies as we deem appropriate. Subject to any required regulatory approval, we also reserve the right to eliminate or combine existing Divisions of the Separate Account or to transfer assets between Divisions.

                          Subject to obtaining any necessary regulatory or owner approval, the Separate Account may be operated as a management company under the Investment Company Act of 1940; it may be deregistered under that Act in the event registration is no longer required; it may be combined with other separate accounts; or its assets may be transferred to other separate accounts.

                                     6.04

                    9. PAYMENT OF POLICY BENEFITS


Payment A lump sum payment will be made as provided on the face page.

Interest on         We will pay interest on proceeds from the date of the
Proceeds            insured's death to the date of payment. Interest will be at an annual rate determined by us, but never less than the guaranteed rate of 4.0%.

Extended            Provisions for settlement of proceeds different from a lump
Provisions          sum payment may only be made upon written agreement with us.

                                     7.01

              FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE TO AGE 95

                               Non-Participating



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                                    PARAGON
                             LIFE INSURANE COMPANY